SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Publishes 2007 Corporate Responsibility Report

São Paulo, April 25, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., published its 2007 Corporate Responsibility Report. The report is published annually by GOL and includes information about various activities and projects performed by the Company in assistance of various groups.

During 2007, GOL remained focused on its mission to promote and encourage solidarity and social responsibility through professional actions and activities in the social, cultural, sporting and environmental areas. GOL’s policy of adopting practices that minimize its impact on the environment has led the company to adjust internal procedures and choose suppliers that are also environmentally friendly. The Company adopted several Environmental Management System (EMS) procedures with its suppliers and uses technical audits to enforce compliance. GOL rejects goods and services from companies that do not meet environmental protection standards until compliance confirmation is received.

“Founded in the early days of the 21st century, GOL incorporated its commitment to social responsibility into its business model from the very first day of operations. We believe that companies have an important role in tackling social problems and we support all efforts aimed at maintaining a sustainable environment,” says Constantino de Oliveira Junior, GOL’s president.

In order to support areas of society in need, GOL sponsors a number of projects dedicated to serving issues central to the development of Brazil. Through the donation of airline tickets, the Company supports 18 civil society organizations that require long distance travel to meet their objectives of bettering Brazil. Organizations sponsored by GOL in 2007 include: AACD, APAE, Canto Cidadão, Caravana do Esporte, CARE Brasil, Escola do Teatro Bolshoi no Brasil, Espaço Criança Lagoa Santa, Eu Quero Ajudar, Expedicionários da Saúde, Fundação Abrinq, Fundação Gol de Letra, Futebol dos Atores, Instituto Criar, Pastoral da Criança, Projeto Felicidade, Vaga Lume, Ashoka.

Protecting the environment is one of GOL’s main priorities. The Company’s Maintenance Center, located in Confins, Minas Gerais, has been endorsed by the Ministry of the Environment and is equipped with units for processing chemical waste. This waste is processed in accordance with best global practices for environmental protection. The water used to wash items is processed and re-used in the aircrafts’ onboard toilets. Different types of oils, as well as chemicals used in painting the aircraft, are disposed of in accordance with strict environmental standards. Additionally, in 2003 the Company created the Passando a Limpo project, an intelligent “dry cleaning” method for cleaning aircraft.

The Company operates a Recycling Program which encourages staff members to separate recyclable materials, including plastic and paper items. The program’s purpose is to use revenue generated from the sale of recyclable materials to fund an Employee Quality of Life Program and charitable institutions selected by employees. In the Company’s maintenance center, paper and metal packaging is sent to a cooperative of recyclable material collectors who then share the revenue generated from the sales. Any excess lubricant found in this packaging are removed, gathered in special containers, and collected by a firm specialized in refining petroleum derivatives.

In addition to the initiatives for environmental protection and awareness, GOL has provided support to the Programa Floresta do Futuro, a program created by Fundação SOS Mata Atlântica, a nonprofit entity dedicated to encouraging the preservation of biological diversity and cultural identity of the Atlantic Forest, a tropical and subtropical forest along Brazil’s Atlantic Coast, of which a mere seven percent of its original area remains.

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GOL surpassed its own record for the number of transported passengers last year. Nearly 22 million Brazilians traveled on GOL Transportes Aéreos in 2007; for roughly 10% of these passengers it was the first time they had ever traveled by plane. Accessible fares, promotions, and an installment plan for airfare through the Voe Fácil program have allowed a significant number of people to exchange seats on a bus for seats on an airplane, saving valuable time and adding comfort and safety to their travels. The Company also demonstrated its promptness in developing solutions to improve customer service, such as setting up an internal call center, increasing the number of communication channels available to the public.

In Human Resources, the Company invested R$ 8.3m in training and professional development for its employees in 2007. The Company’s human resources policy is based on respect of diversity and individuality. In accordance with this policy, GOL encourages the hiring and advancement of employees from across the labor market, including teenagers, senior citizens and special needs. The Company’s Code of Ethics and its Conduct Manual bar any kind of distinction or prejudice among staff members.

CONTACT:

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 57 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

IR
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.